SIDLEY AUSTIN 39/F, TWO INT’L FINANCE CENTRE CENTRAL, HONG KONG +852 2509 7888 +852 2509 3110 FAX AMERICA · ASIA PACIFIC · EUROPE	meng.ding@sidley.com +852 2509 7858

February 10, 2025

CONFIDENTIAL

Melissa Walsh

Stephen Krikorian

Marion Graham

Mitchell Austin

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ChowChow Cloud International Holdings Limited
Amendment No. 2 to Draft Registration Statement on Form F-1
Confidentially Submitted January 13, 2025
CIK No. 0002041829

Dear Ms. Walsh, Mr. Krikorian, Ms. Graham and Mr. Austin,

On behalf of our client, ChowChow Cloud International Holdings Limited (the “Company”), a foreign private issuer incorporated under the laws of the Cayman Islands, we are submitting to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated February 10, 2025 regarding the Company’s draft registration statement on Form F-1 confidentially submitted on January 13, 2025 (the “Draft Registration Statement”) relating to a proposed initial public offering of the Company’s Ordinary Shares in the United States. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Amendment No. 3 to the Draft Registration Statement”) and certain exhibits thereto via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Company has responded to all of the Staff’s comments by revising the Registration Statement to address the comments, by providing an explanation if the Company has not so revised the Registration Statement, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold and followed by the Company’s response. Terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 3 to the Draft Registration Statement.

Partners | Constance Choy H.M., Desmond Ang C.K., (Stephanie) Chan C. M., (Christopher) Cheng C.H., Meng Ding, Dominic D. James, (Sherlyn) Lau S.Y., David K. Lee, Olivia Ngan S.M., (Raymond) Oh C.H., Yuet Ming Tham, Claudia Yu K.W., Yan Zhang

Registered Foreign Lawyers | (Carrie) Li J. (New York)*, David J. Ryan (Victoria), G. Matthew Sheridan (New York)*, (Renee) Xiong Y. (New York)*, Liming Xu (New York)

Consultants | Hon Au Yeung, Sophia Tong, Douglas Tsang C.L., (Eva) Tsui Y.W, Alan Wong C.K., Felicity Wong K.Y., (Dennis) Wu T.L., Holly Yeung S.M., Iris Yuen L.S.

* Partner of Sidley Austin Holding LLP (a Delaware Limited Liability Partnership)

Amendment No. 2 to the Draft Registration Statement on Form F-1 Confidentially Submitted January 13, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition

Contract Scenarios with Multiple Promises, page 53

1.	Under contract scenario (ii), please address how you evaluate whether software, IT application products, and IT professional services are distinct. In this regard, you address hardware and IT professional services.

In response to the Staff’s comment, the Company respectfully advises that it has revised its disclosure on page 55 to accurately address how it evaluates whether software, IT application products, and IT professional services are distinct. Previously, the section was titled “Sale of Software and IT Application Products with IT Professional Services,” but the content primarily discussed hardware and IT professional services. The Company has now revised the disclosure to ensure alignment between the section heading and its content, specifically focusing on the distinct nature of software, IT application products, and IT professional services.

Concentration Risk, page 65

2.	We note your response to prior comment 3 with respect to disclosure of the identity of Company A. We continue to view this information as material as Company A accounted for greater than 10% of your revenue for fiscal years 2022 and 2023. If you choose to continue to omit the identity of this customer, please provide a detailed legal analysis explaining why you believe this information is immaterial to investors. To the extent known, please tell us the percentage of revenue this customer accounted for the fiscal year ended December 31, 2024.

In response to the Staff’s comment, the Company has obtained consent from Company A to disclose its identity. Please refer to the revised disclosure on page 11 and F-25 of the Amendment No. 3 to the Draft Registration Statement. The Company respectfully submits that the percentage of revenue this customer accounted for the fiscal year ended December 31, 2024 was less than 10%.

Notes to the Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

(m) Revenue recognition, page F-12

3.	We note your revised disclosure in response to prior comment 5. Please provide us with a detailed analysis of how you determined that the promises are not separately identifiable within the context of the contract. In your response, describe in reasonable detail the nature of each of the promises and the intended benefit to the customer from each type of contracts. For each contract scenario, tell us in your response how you concluded that each of the promises is significantly affected by the other. Ensure that you explain in your analysis how the customer’s utility of the hardware, of the software, and of the IT application license each depend on the IT professional services. Also explain in your response what factors you considered in determining that the IT professional services are an input to the combined output and not distinct from the other promises.

In response to the Staff’s comment, the Company respectfully advises that it has revised its disclosure on pages 54 to 56, F-13 to F-15, and F-51 to F-52 to provide additional details regarding its assessment of whether promises in its contracts are separately identifiable within the context of ASC 606.

The revised disclosure includes a detailed analysis of each promise’s nature and the intended benefit to the customer, specifically:

●	Hardware: Provides the physical infrastructure necessary for system deployment.
●	Software and IT Application Licenses: Enable functionality but require proper integration and configuration.
●	IT Professional Services: Ensure the seamless implementation, customization, and optimization of software and hardware for the customer’s specific needs.

For each contract scenario, the Company has evaluated how the promises interact and concluded that each promise is significantly affected by the other, as follows:

●	The customer’s ability to utilize the hardware, software, and IT application licenses is dependent on IT professional services for proper installation, configuration, and integration.
●	The software and IT applications are not standalone solutions; rather, they require customization and ongoing support from IT professional services to be fully functional.
●	The IT professional services are not distinct because they modify or significantly affect the functionality of the hardware and software, making them integral to the final deliverable.

Additionally, the Company has expanded its explanation of the specific factors considered in determining that IT professional services are an input to a combined output rather than distinct performance obligations. These factors include:

1.	Level of Integration: IT professional services are necessary to integrate software with hardware for a unified system.
2.	Modification and Customization: The services substantially modify or enhance the software and IT application licenses.
3.	Customer Dependency: The customer would not receive the intended benefit from the hardware, software, or licenses without the IT professional services.

The Company respectfully submits that its assessment aligns with the guidance in ASC 606-10-25-21, supporting the conclusion that IT professional services are not distinct and form a combined output.

4.	We note your response to prior comment 8 and the related revised disclosures. One of the factors you indicate that you consider in categorizing revenue is the relative effort. Please explain in your response what consideration you gave to the nature of your cost of revenues in determining the predominant characteristic. In this regard, we note that you have incurred relatively less service costs but have attributed a significant majority of your contracts with multiple promises to services.

In response to the Staff’s comment, the Company respectfully advises that it has revised its disclosure on pages 59, 62, F-3, F-19, F-41, and F-55 to provide additional clarity.

Consideration of Cost of Revenues in Revenue Categorization

In determining whether services represent the predominant characteristic in contracts with multiple promises, the Company considered both revenue contribution and the nature of costs incurred, including:

a)	Primary Value to the Customer: The key factor in revenue classification is what the customer is ultimately paying for—in many cases, the customer’s primary objective is to obtain a fully customized and integrated IT solution, rather than standalone hardware or software.

b)	Cost Structure Differences Between Hardware, Software, and Services:

●	Hardware and software costs are front-loaded (e.g., material procurement, licensing fees), making them appear higher relative to services.
●	Service costs primarily consist of labor and expertise, which are not capital-intensive but deliver significant value to the customer by enabling the full functionality of the IT system.

c)	Relative Effort and Complexity of Services Provided:

●	Many contracts require customization, configuration, and integration efforts, which are critical to fulfilling the contract but do not always result in high direct costs.
●	The Company considers the intellectual effort, expertise, and time investment required for system integration as part of its assessment of the predominant revenue characteristic.

d)	ASC 606 Guidance on Integrated Deliverables:

●	Per ASC 606-10-25-22, the Company evaluates whether the hardware, software, and services are separately identifiable or whether they are highly interdependent and interrelated, forming a single combined deliverable.
●	If the hardware and software cannot function without the accompanying IT professional services, then the services are deemed the primary contractual deliverable.

Why Services Are Classified as the Predominant Revenue Component Despite Lower Direct Costs

Following the revised cost of revenue disclosure, where service costs are now proportionate to the revenue recognized, the classification of services as the predominant revenue component is further reinforced. The updated cost structure aligns more closely with the revenue composition.

(n) Cost of revenues, page F-18

5.	We note your response to prior comment 9 and disclosures indicating that you classify cost of revenues by nature. Please revise to categorize cost of revenues applicable to the corresponding category of revenue. Costs and expenses should be combined in the same manner as revenue. In this regard, we note your disclosure that you allocate costs to performance obligations in proportion to the revenues recognized. Refer to Rule 5-03(b) of Regulation S-X.

In response to the Staff’s comment, the Company respectfully advises the Staff that it has revised its disclosure on pages 59, 62, F-3, F-19, F-41, and F-55 to categorize cost of revenues in a manner that directly corresponds to the revenue categories.

The revised disclosure ensures that cost of revenues is now presented in alignment with revenue classifications. This revision reflects the Company’s methodology of allocating costs to performance obligations in proportion to the revenues recognized, in accordance with Rule 5-03(b) of Regulation S-X.

General

6.

We note that your website describes your LightPay Gateway solution, which is a “blockchain payment gateway . . . that allows merchants to accept payments in cryptocurrencies such as Bitcoin or Ethereum.” In your response, please

●	fully describe how this platform works, including the loyalty rewards and wallet features described on your website;

●	clarify whether the platform is currently operational and whether it has generated any revenue to date;

●	describe the types of cryptocurrencies the platform accepts; and

●	clarify whether the company holds any cryptocurrencies.

Additionally, please revise your disclosures as necessary.

In response to the Staff’s comment, the Company would like clarify that the description of LightPay Gateway solution on its website is outdated and has been removed to avoid confusion. During website maintenance in September 2024, a human error inadvertently caused the webpage for the Company’s AI & Data Science Platform to redirect users to an archived LightPay Gateway page. This was purely accidental and unrelated to any operational or strategic business decisions. Upon identifying the issue, the Company promptly corrected the redirect to ensure that the AI & Data Science Platform page displayed its intended content.

●	Full Description of the Platform, Including Loyalty Rewards and Wallet Features

LightPay Gateway was a software solution that enabled merchants to accept cryptocurrency payments through a blockchain payment gateway. However, the Company clarifies that it did not develop, own, or host this technology. Instead, the Company resold the software solution under a partnership with LightMeta, a third party service provider headquartered in Canada.

The solution functioned by deploying LightMeta’s software onto a customer’s existing infrastructure, such as their servers or cloud environment. Neither the Company nor LightMeta provided the infrastructure. The Company solely facilitated implementation and integration.

Regarding its features, LightMeta’s software supported cryptocurrency payment processing, allowing merchants to accept payments in Bitcoin (BTC), Ethereum (ETH), and other supported tokens. However, the platform did not include a proprietary loyalty rewards program or digital wallet features developed or maintained by the Company. Any additional functionalities, such as wallet support, were part of LightMeta’s broader ecosystem and not within the Company’s operational control.

●	Clarification on Whether the Platform is Currently Operational and Whether It Has Generated Any Revenue to Date

LightPay Gateway is no longer operational. The solution was permanently discontinued and removed from the Company’s offerings in late September 2024. This decision was based on a complete lack of demand and the fact that no revenue was generated from the product since the Company began reselling it in 2013. The Company no longer offers, promotes, or supports this product in any capacity.

●	Description of the Types of Cryptocurrencies the Platform Accepts

When the solution was active, it supported transactions in major cryptocurrencies, including Bitcoin (BTC) and Ethereum (ETH), which were processed through LightMeta’s software. The software may have supported additional tokens depending on LightMeta’s development and merchant preferences, but the Company was not responsible for determining or managing cryptocurrency compatibility.

●	Clarification on Whether the Company Holds Any Cryptocurrencies

The Company does not, and has never, held cryptocurrencies on its balance sheet. Neither LightMeta, as a provider of the LightPay Gateway software, nor the Company, as a software reseller, was involved in processing or storing cryptocurrency payments. All transactions on LightMeta’s platform were handled by merchants themselves.

***

If you have any questions regarding the Amendment No. 3 to the Draft Registration Statement, please contact me at meng.ding@sidley.com, +852 2509 7858 (work) or +852 6461 4000 (cell).

Thank you for your time and attention.

Very truly yours,

/s/ Meng Ding
Meng Ding

Enclosure

c.c.	Yee Kar Wing, Chairman of the Board and Chief Executive Officer
Adrian Yap, Partner, Assentsure PAC
Ali Panjwani, Partner, Pryor Cashman LLP